# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZIFF DAVIS, INC., CIK 0001084048
CUSIP: 48123V102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 360 PARK AVE SOUTH, 17TH FLOOR, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 02/24/2026
Filed by CIK 0001922318
Persons authorized to receive notices and communications: JAN BARTA, PALE FIRE CAPITAL SE, Zatecka 55/14, Josefov, Prague, Czech Republic (2N), 110-00, 420-777-767-773; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Pale Fire Capital SICAV a.s. (CIK 0001959667): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: working capital (WC); sole voting power 0; shared voting power 2,597,799; sole dispositive power 0; shared dispositive power 2,597,799; aggregate amount beneficially owned 2,597,799 (6.9% of the class)
- Pale Fire Capital investicni spolecnost a.s. (CIK 0002055254): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,597,799; sole dispositive power 0; shared dispositive power 2,597,799; aggregate amount beneficially owned 2,597,799 (6.9% of the class)
- Pale Fire Capital SE (CIK 0001922318): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,597,799; sole dispositive power 0; shared dispositive power 2,597,799; aggregate amount beneficially owned 2,597,799 (6.9% of the class)
- Barta Jan (CIK 0001892479): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,597,799; sole dispositive power 0; shared dispositive power 2,597,799; aggregate amount beneficially owned 2,597,799 (6.9% of the class)
- Senkypl Dusan (CIK 0001922405): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,597,799; sole dispositive power 0; shared dispositive power 2,597,799; aggregate amount beneficially owned 2,597,799 (6.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: ZIFF DAVIS, INC.
Address of issuer's principal executive offices: 360 PARK AVE SOUTH, 17TH FLOOR, NEW YORK, New York (NY), 10010

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Pale Fire Capital SICAV a.s., a Joint Stock Company organized under the laws of the Czech Republic ("PFC SICAV");

(ii) Pale Fire Capital investicni spolecnost a.s., a Joint Stock Company organized under the laws of the Czech Republic ("PFC IS");

(iii) Pale Fire Capital SE, a Societas Europaea organized under the laws of the Czech Republic ("Pale Fire Capital");

(iv) Dusan Senkypl; and

(v) Jan Barta.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth in Exhibit 1 attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the equivalent of the executive officers and directors of each of PFC SICAV, PFC IS and Pale Fire Capital. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The address of the principal office of each of PFC SICAV, PFC IS and Pale Fire Capital is Zatecka 55/14, Josefov, 110 00 Prague 1, Czech Republic. The address of the principal office of Mr. Senkypl is Jestrabi 493, Osnice, 252 42 Jesenice, Czech Republic. The address of the principal office of Mr. Barta is Na bateriich 104/35, Brevnov, 162 00 Prague 6, Czech Republic.
Present principal occupation or employment: The principal business of each of PFC SICAV and Pale Fire Capital is investing in securities. The principal business of PFC IS is serving as an alternative investment fund manager and acting as the investment manager of PFC SICAV. Pale Fire Capital is the controlling person and sole shareholder of each of PFC SICAV and PFC IS. Messrs. Senkypl and Barta are the two control persons of Pale Fire Capital, with Mr. Senkypl serving as Chairman of its board and Mr. Barta serving as Chairman of its supervisory board. Mr. Barta also serves as Chief Investment Officer of PFC IS. Mr. Senkypl also serves as the Chief Executive Officer of Groupon, Inc., a global scaled two-sided marketplace that connects consumers to merchants, which has a principal business address of 35 West Wacker Drive, 25th Floor, Chicago, Illinois 60601.
Criminal convictions in the last five years: No Reporting Person, nor any person listed in Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any person listed in Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of PFC SICAV, PFC IS and Pale Fire Capital is organized under the laws of the Czech Republic. Each of Messrs. Senkypl and Barta are citizens of the Czech Republic.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of the Issuer's Common Stock, $0.01 par value (the "Shares") purchased by PFC SICAV were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,597,799 Shares beneficially owned by PFC SICAV is approximately $77,138,467, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future engage in communications with management, the Board of Directors (the "Board") and their advisors, engage in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, make proposals to the Issuer concerning changes to the capitalization, Board (including composition of the Board) and operations of the Issuer, purchase additional securities of the Issuer, sell some or all of such securities, enter into financial instruments or other agreements that increase or decrease the Reporting Persons' economic or beneficial exposure with respect to their investment in the Issuer, or engage in short selling of or any hedging or similar transaction with respect to the securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based on 37,654,436 Shares outstanding as of February 18, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2026.

As of the date hereof, PFC SICAV directly beneficially owned 2,597,799 Shares, constituting approximately 6.9% of the Shares outstanding. PFC IS, as the investment manager of PFC SICAV, may be deemed to beneficially own the 2,597,799 Shares beneficially owned directly by PFC SICAV, constituting approximately 6.9% of the Shares outstanding. Pale Fire Capital, as the controlling person and sole shareholder of each of PFC SICAV and PFC IS, may be deemed to beneficially own the 2,597,799 Shares beneficially owned directly by PFC SICAV, constituting approximately 6.9% of the Shares outstanding. Mr. Senkypl, as a control person and Chairman of the board of Pale Fire Capital, may be deemed to beneficially own the 2,597,799 Shares beneficially owned directly by PFC SICAV, constituting approximately 6.9% of the Shares outstanding. Mr. Barta, as a control person and Chairman of the supervisory board of Pale Fire Capital and Chief Investment Officer of PFC IS, may be deemed to beneficially own the 2,597,799 Shares beneficially owned directly by PFC SICAV, constituting approximately 6.9% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of PFC SICAV, PFC IS, Pale Fire Capital and Messrs. Senkypl and Barta may be deemed to share the power to vote and dispose of the Shares beneficially owned directly by PFC SICAV.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On March 3, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Directors and Officers.

2 - Transactions in Securities.

99.1 - Joint Filing Agreement, dated March 3, 2026.

## Signatures
- Pale Fire Capital SICAV a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Authorized Representative (03/03/2026)
- Pale Fire Capital investicni spolecnost a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Board Member (03/03/2026)
- Pale Fire Capital SE: /s/ Dusan Senkypl, Dusan Senkypl, Chairman of the Board (03/03/2026)
- Barta Jan: /s/ Jan Barta, Jan Barta (03/03/2026)
- Senkypl Dusan: /s/ Dusan Senkypl, Dusan Senkypl (03/03/2026)